Linden Kitchen and Bath Inc. (the "Company") a Michigan

Corporation

Financial Statements

For the fiscal year ended December 31, 2025 and 2024

Linden Kitchen & Bath Inc

Balance Sheet

As of Dec 31, 2024

	TOTAL
Assets	
Current Assets	
Bank Accounts	
1000 Cash in Bank - Genisys	0.00
1010 Petty Cash	0.00
1015 CHASE	237,693.66
Total for Bank Accounts	**$237,693.66**
Accounts Receivable	
1200 Accounts receivable	-120,895.93
Total for Accounts Receivable	**-$120,895.93**
Other Current Assets	
1001 Undeposited Funds	-6,849.72
1205 ERC Receivable - 2020	0.00
1206 ERC Receivable - 2021	0.00
1210 Loan Receivable - Employee	0.00
1310 Due from Linden Sash & Door	0.00
Inventory Asset	0.00
Uncategorized Asset	0.00
Total for Other Current Assets	**-$6,849.72**
Total for Current Assets	**$109,948.01**
Fixed Assets	
1400 Automobile	132,310.42
1450 Display Inventory	22,649.84
1500 Furniture & Fixtures	9,592.00
1550 Leasehold Improvements	18,116.00
1600 Machinery & Equipment	9,638.52
1650 Office Equipment	6,683.00
1700 Accum Depr - Automobile	-132,310.42
1702 Accum Depr - Display Inventory	-22,649.84
1704 Accum Depr - Furniture & Fixtures	-9,592.00
1706 Accum Depr - Leasehold Improvements	-8,747.11
1708 Accum Depr - Machinery & Equipment	-9,638.52
1710 Accum Depr - Office Equipment	-6,683.00
Total for Fixed Assets	**$9,368.89**
Other Assets	
1800 Cost of Organization	1,160.00
1810 Less Accum. Amortization	-1,160.00
Total for Other Assets	**$0.00**
Total for Assets	**$119,316.90**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	0.00
Total for Accounts Payable	**$0.00**

	TOTAL
Credit Cards	
2050 Capital One	0.00
2051 Citi Card	3,598.36
2052 Chase Ink Credit Card	$0.00
Justin 4922	0.00
Michelle 0243	0.00
Rob 8138	0.00
Suzie 5044	0.00
Total for 2052 Chase Ink Credit Card	**$0.00**
2053 NEW Chase CC	$0.00
Justin Chase CC 2405	6,202.48
Michelle Chase CC 2371	26,377.88
Rob Chase CC 2389	4,109.28
S. Willard CC(2397)	0.00
Total for 2053 NEW Chase CC	**$36,689.64**
Total for Credit Cards	**$40,288.00**
Other Current Liabilities	
2100 Customer Deposits	0.00
2200 Due to IRS for Larry	0.00
2300 FICA & FIT Payable	1,670.27
2310 FUTA Payable	336.98
2320 MI Unemployment Tax Payable	169.06
2330 State W/H Tax Payable	2,171.48
2400 Sales Tax Agency Payable	16,119.50
2500 401(k) Payable - Edward Jones	4,100.77
Direct Deposit Payable	0.00
Illinois Department of Revenue Payable	0.00
Payroll Clearing	0.00
Total for Other Current Liabilities	**$24,568.06**
Total for Current Liabilities	**$64,856.06**
Long-term Liabilities	
2800 Share Holder Loan	9,286.71
2900 Loan Payable - SBA	142,553.45
Total for Long-term Liabilities	**$151,840.16**
Total for Liabilities	**$216,696.22**
Equity	
3000 Capital Stock	500.00
3100 Distributions-Shareholder	-303,390.84
3300 Stock Redeemed	-29,500.00
Opening Balance Equity	0.00
3200 Retained earnings	17,198.71
Net Income	217,812.81
Total for Equity	**-$97,379.32**
Total for Liabilities and Equity	**$119,316.90**

Linden Kitchen & Bath Inc

Balance Sheet

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
1000 Cash in Bank - Genisys	0.00
1010 Petty Cash	100.00
1015 CHASE	122,326.13
Total for Bank Accounts	**$122,426.13**
Accounts Receivable	
1200 Accounts receivable	-17,895.61
Total for Accounts Receivable	**-$17,895.61**
Other Current Assets	
1001 Undeposited Funds	0.00
1205 ERC Receivable - 2020	0.00
1206 ERC Receivable - 2021	0.00
1210 Loan Receivable - Employee	0.00
1310 Due from Linden Sash & Door	0.00
Inventory Asset	0.00
QuickBooks Tax Holding Account	222.55
Uncategorized Asset	0.00
Total for Other Current Assets	**$222.55**
Total for Current Assets	**$104,753.07**
Fixed Assets	
1400 Automobile	132,310.42
1450 Display Inventory	31,635.26
1500 Furniture & Fixtures	9,592.00
1550 Leasehold Improvements	18,116.00
1600 Machinery & Equipment	9,638.52
1650 Office Equipment	6,683.00
1700 Accum Depr - Automobile	-132,310.42
1702 Accum Depr - Display Inventory	-31,635.26
1704 Accum Depr - Furniture & Fixtures	-9,592.00
1706 Accum Depr - Leasehold Improvements	-9,092.45
1708 Accum Depr - Machinery & Equipment	-9,638.52
1710 Accum Depr - Office Equipment	-6,683.00
Total for Fixed Assets	**$9,023.55**
Other Assets	
1800 Cost of Organization	1,160.00
1810 Less Accum. Amortization	-1,160.00
Total for Other Assets	**$0.00**
Total for Assets	**$113,776.62**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	0.00

Total for Accounts Payable	**$0.00**
Credit Cards	
2050 Capital One	0.00
2051 Citi Card	2,539.68
2052 Chase Ink Credit Card	$0.00
Justin 4922	0.00
Michelle 0243	0.00
Rob 8138	0.00
Suzie 5044	0.00
Total for 2052 Chase Ink Credit Card	**$0.00**
2053 NEW Chase CC	$0.00
Justin Chase CC 2405	14,229.42
Michelle Chase CC 2371	-114,256.93
Piper Chase CC (9296)	92,773.14
Rob Chase CC 2389	19,425.87
S. Willard CC(2397)	0.00
Total for 2053 NEW Chase CC	**$12,171.50**
Total for Credit Cards	**$14,711.18**
Other Current Liabilities	
2100 Customer Deposits	0.00
2200 Due to IRS for Larry	0.00
2300 FICA & FIT Payable	0.00
2310 FUTA Payable	0.00
2320 MI Unemployment Tax Payable	0.00
2330 State W/H Tax Payable	222.55
2400 Sales Tax Agency Payable	7,019.98
2500 401(k) Payable - Edward Jones	2,222.90
Direct Deposit Payable	0.00
Illinois Department of Revenue Payable	0.00
MI FTE Payable	0.00
Out Of Scope Agency Payable	0.00
Payroll Clearing	0.00
Total for Other Current Liabilities	**$9,465.43**
Total for Current Liabilities	**$24,176.61**
Long-term Liabilities	
2800 Share Holder Loan	3,886.71
2900 Loan Payable - SBA	139,065.21
Total for Long-term Liabilities	**$142,951.92**
Total for Liabilities	**$167,128.53**
Equity	
3000 Capital Stock	500.00
3100 Distributions-Shareholder	-335,000.00
3300 Stock Redeemed	-29,500.00
Opening Balance Equity	0.00
3200 Retained earnings	-68,379.32
Net Income	379,027.41
Total for Equity	**-$53,351.91**
Total for Liabilities and Equity	**$113,776.62**

Linden Kitchen & Bath Inc

Profit and Loss
January 1-December 31, 2024

	TOTAL
Income	
4000 Design Service Fees	3,045.00
4100 Retail Income - Cabinetry	$86,150.73
Fabuwood	7,827.00
Marsh	49,878.82
Pennville	53,092.58
Plain & Fancy	82.90
Showplace	821,257.04
Waypoint	469,890.90
W.W Wood	192,565.80
Total for 4100 Retail Income - Cabinetry	**$1,680,745.77**
4200 Retail Income - Other	
Appliances	102,330.20
Countertop	$12,904.00
Countertop - BL	141,811.67
Countertops - LS	88,958.38
Countertop - SSU	259,678.42
Total for Countertop	**$503,352.47**
Flooring	47,833.54
Hardware	32,858.24
Lighting	9,503.54
Mirrors	5,071.00
Miscellaneous	856.33
Plumbing	168,552.04
Shower Door	40,170.00
Tile	99,899.58
Total for 4200 Retail Income - Other	**$1,010,426.94**
4300 Services	611,146.04
4400 Shipping Income	14,305.00
4500 Refunds to Clients	-8,795.13
Total for Income	**$3,310,873.62**
Cost of Goods Sold	
5000 Cabinetry Related Materials & Supplies	$147,271.43
Fabuwood	4,505.78
Marsh	21,698.05
Pennville	31,962.03
Plain & Fancy	70.44
Schlabach Wood Design	13,523.45
Showplace	507,450.94
Waypoint	162,717.17
W.W Wood	105,025.27
Total for 5000 Cabinetry Related Materials & Supplies	**$994,224.56**
5100 Freight, Shipping, & Delivery - COGS	15,347.33
5300 Other Related Materials & Supplies	$14,078.25
Appliances	88,417.46
Ceramic Tile	91,464.52

Countertops	$70,254.86
Blasius	117,676.04
Lakeside Surfaces	67,936.30
Solid Surfaces Unlimited	172,414.58
Total for Countertops	**$428,281.78**
Flooring	32,765.70
Hardware	28,206.08
Lighting	8,189.15
Mirrors	2,230.00
Plumbing Supplies	146,906.81
Shower Door	34,060.55
Total for 5300 Other Related Materials & Supplies	**$874,600.30**
5400 Prompt Payment Discount	-17,804.00
5600 Trade Contractors-Installers	422,813.03
Total for Cost of Goods Sold	**$2,289,181.22**
Gross Profit	**$1,021,692.40**
Expenses	
6000 Advertising Expenses	30,784.26
6020 Bad debts & Collection Fees	1,110.53
6030 Bank Charges & Credit Card Fees	13,315.40
6040 Charitable Contributions	1,258.51
6050 Communications	
Cellular Phone	5,234.11
Telephone	6,988.01
Total for 6050 Communications	**$12,222.12**
6070 Computer Expense	5,220.14
6080 Dues & Subscriptions	1,753.00
6135 Interest Expense	5,078.24
6140 Marketing & Promotion	5,334.09
6220 Office Expense	10,530.57
6225 Payment Processing Fee	14.54
6250 Professional & Legal Fees	$8,445.00
Accounting & Tax	10,513.15
Total for 6250 Professional & Legal Fees	**$18,958.15**
6285 Software Expense	9,817.79
6310 Taxes & licenses	$2,036.36
6315 MI Flow-Through Entity Tax	1,298.00
State Taxes-Other	952.93
Total for 6310 Taxes & licenses	**$4,287.29**
6330 Travel & Entertainment	$141.72
6340 Lodging	1,958.15
6350 Meals	3,915.76
Total for 6330 Travel & Entertainment	**$6,015.63**
6380 Utilities	13,903.90
6390 Vehicle Expenses	
Gas & oil	8,297.48
Lease Expense	450.00
Licenses & Insurance	1,488.22
Repairs & maintenance	2,988.02
Total for 6390 Vehicle Expenses	**$13,223.72**
Insurance	

	TOTAL
6110 Health insurance	21,027.22
6120 Life and Disability Ins-Owner	4,698.45
6130 Workmans Comp	29,712.03
Total for Insurance	**$55,437.70**
Occupancy expense	$1,076.42
6160 Lawn mowing & snow removal	4,360.00
6170 Driveway Easement	600.00
6180 Janitorial/Cleaning Services	4,026.29
6210 Rent - Building	36,000.00
Total for Occupancy expense	**$46,062.71**
Payroll Expenses	
6060 Compensation	480,324.76
6230 Employer Retirement Contribution	8,002.88
6240 Payroll Tax Expense	37,918.95
Total for Payroll Expenses	**$526,246.59**
Security	1,375.00
Showroom Display Expense	17,927.35
Total for Expenses	**$799,877.23**
Net Operating Income	**$221,815.17**
Other Income	
6415 Interest Income-Banks/Investments	4,523.86
6420 Sales Tax Discount	557.64
Total for Other Income	**$5,081.50**
Other Expenses	
6430 Depreciation	9,083.86
Total for Other Expenses	**$9,083.86**
Net Other Income	**-$4,002.36**
Net Income	**$217,812.81**

Linden Kitchen & Bath Inc

Profit and Loss

January-December, 2025

	TOTAL
Income	
4000 Design Service Fees	4,350.60
4100 Retail Income - Cabinetry	$42,276.00
Fabuwood	67,152.92
Marsh	-150.00
Pennville	16,414.67
Plain & Fancy	131,344.00
Schlabach Wood Design	15,888.00
Showplace	547,117.26
Waypoint	278,712.62
W.W Wood	859,117.08
Total for 4100 Retail Income - Cabinetry	**$1,957,872.55**
4200 Retail Income - Other	
Appliances	36,032.00
Countertop	
Countertop - BL	232,412.55
Countertops - LS	59,605.14
Countertop - SSU	203,875.68
Total for Countertop	**$495,893.37**
Flooring	64,140.10
Hardware	31,623.14
Lighting	1,039.00
Mirrors	0.00
Miscellaneous	1,340.51
Plumbing	105,766.72
Shower Door	24,145.00
Tile	64,251.15
Total for 4200 Retail Income - Other	**$824,230.99**
4300 Services	622,464.61
4400 Shipping Income	17,564.08
4500 Refunds to Clients	-1,891.94
Total for Income	**$3,424,590.89**
Cost of Goods Sold	
5000 Cabinetry Related Materials & Supplies	$6,062.94
Fabuwood	44,390.36
Marsh	313.60
Pennville	5,849.76
Plain & Fancy	69,200.02
Schlabach Wood Design	10,212.38
Showplace	315,738.71
Waypoint	181,090.09
W.W Wood	505,614.76
Total for 5000 Cabinetry Related Materials & Supplies	**$1,138,472.62**
5100 Freight, Shipping, & Delivery - COGS	25,891.64
5300 Other Related Materials & Supplies	$17,149.09
Appliances	34,205.23

	TOTAL
Ceramic Tile	44,809.46
Countertops	$56,653.38
Blasius	157,632.52
Lakeside Surfaces	56,585.15
Solid Surfaces Unlimited	155,322.42
Total for Countertops	**$426,193.47**
Flooring	36,648.85
Hardware	29,337.00
Lighting	210.20
Mirrors	2,783.94
Plumbing Supplies	72,315.46
Shower Door	22,386.27
Total for 5300 Other Related Materials & Supplies	**$686,038.97**
5400 Prompt Payment Discount	-11,017.24
5600 Trade Contractors-Installers	425,811.16
Total for Cost of Goods Sold	**$2,265,197.15**
Gross Profit	**$1,159,393.74**
Expenses	
6000 Advertising Expenses	26,961.94
6020 Bad debts & Collection Fees	1,730.20
6030 Bank Charges & Credit Card Fees	8,042.91
6040 Charitable Contributions	5,252.38
6050 Communications	
Cellular Phone	6,934.28
Telephone	5,437.53
Total for 6050 Communications	**$12,371.81**
6070 Computer Expense	6,371.71
6080 Dues & Subscriptions	1,754.99
6135 Interest Expense	5,283.76
6140 Marketing & Promotion	51.45
6150 Miscellaneous Exp.	0.00
6220 Office Expense	7,287.70
6225 Payment Processing Fee	893.42
6250 Professional & Legal Fees	$2,100.50
Accounting & Tax	12,607.54
Legal Services	1,410.00
Total for 6250 Professional & Legal Fees	**$16,118.04**
6285 Software Expense	12,887.56
6310 Taxes & licenses	$8,892.87
6315 MI Flow-Through Entity Tax	13,314.00
State Taxes-Other	25.00
Total for 6310 Taxes & licenses	**$22,231.87**
6330 Travel & Entertainment	
6340 Lodging	2,077.35
6350 Meals	3,682.89
6370 Travel	5,946.50
Total for 6330 Travel & Entertainment	**$11,706.74**
6380 Utilities	10,288.67
6390 Vehicle Expenses	$20.00
Gas & oil	9,505.66
Licenses & Insurance	1,834.00

Repairs & maintenance	7,488.62
Total for 6390 Vehicle Expenses	**$18,848.28**
Bad Debt	0.00
Insurance	$1,224.03
6110 Health insurance	33,751.62
6120 Life and Disability Ins-Owner	4,567.20
6130 Workmans Comp	34,618.00
Total for Insurance	**$74,160.85**
Occupancy expense	
6160 Lawn mowing & snow removal	9,685.00
6170 Driveway Easement	1,275.00
6180 Janitorial/Cleaning Services	4,370.00
6190 Maintenance & Repair	88.18
6210 Rent - Building	36,000.00
Total for Occupancy expense	**$51,418.18**
Payroll Expenses	
6060 Compensation	407,112.73
6230 Employer Retirement Contribution	8,738.11
6240 Payroll Tax Expense	31,274.27
Total for Payroll Expenses	**$447,125.11**
Postage & Delivery	25.86
Purchases	6,532.33
Repairs & Maintenance	9,177.01
Security	125.00
Showroom Display Expense	19,708.99
Total for Expenses	**$776,356.76**
Net Operating Income	**$383,036.98**
Other Income	
6410 Other Miscellaneous Income	5,000.00
6420 Sales Tax Discount	321.19
Total for Other Income	**$5,321.19**
Other Expenses	
6430 Depreciation	9,330.76
Total for Other Expenses	**$9,330.76**
Net Other Income	**-$4,009.57**
Net Income	**$379,027.41**

Linden Kitchen & Bath Inc

Statement of Cash Flows

January 1-December 31, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	217,812.81
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts receivable	90,660.44
1205 ERC Receivable - 2020	26,991.54
1210 Loan Receivable - Employee	1,200.00
1310 Due from Linden Sash & Door	-14,936.09
1706 Accum Depr - Leasehold Improvements	345.34
1708 Accum Depr - Machinery & Equipment	8,738.52
2000 Accounts Payable	429.25
2051 Citi Card	912.51
2052 Chase Ink Credit Card	0.00
2053 NEW Chase CC	0.00
2300 FICA & FIT Payable	41.59
2310 FUTA Payable	42.98
2320 MI Unemployment Tax Payable	71.98
2330 State W/H Tax Payable	885.06
2400 Sales Tax Agency Payable	9,931.00
2500 401(k) Payable - Edward Jones	4,100.77
Chase Ink Credit Card:Justin 4922	-10,983.50
Chase Ink Credit Card:Michelle 0243	168,197.03
Chase Ink Credit Card:Rob 8138	-3,957.26
Chase Ink Credit Card:Suzie 5044	-159,564.64
Direct Deposit Payable	0.00
NEW Chase CC:Justin Chase CC 2405	6,166.18
NEW Chase CC:Michelle Chase CC 2371	24,383.78
NEW Chase CC:Rob Chase CC 2389	3,355.30
NEW Chase CC:S. Willard CC(2397)	-8,357.74
Payroll Clearing	0.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$148,654.04**
Net cash provided by operating activities	**$366,466.85**
INVESTING ACTIVITIES	
1600 Machinery & Equipment	-8,738.52
Net cash provided by investing activities	**-$8,738.52**
FINANCING ACTIVITIES	
2800 Share Holder Loan	-5,400.00
2900 Loan Payable - SBA	-2,962.76
3100 Distributions-Shareholder	-183,390.84
3200 Retained earnings	-120,000.00
Net cash provided by financing activities	**-$311,753.60**
NET CASH INCREASE FOR PERIOD	**$45,974.73**
Cash at beginning of period	**$184,869.21**
CASH AT END OF PERIOD	**$230,843.94**

Linden Kitchen & Bath Inc

Statement of Cash Flows
January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	379,027.41
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Accounts receivable	-103,000.32
1702 Accum Depr - Display Inventory	8,985.42
1706 Accum Depr - Leasehold Improvements	345.34
2051 Citi Card	-1,058.68
2300 FICA & FIT Payable	-1,670.27
2310 FUTA Payable	-336.98
2320 MI Unemployment Tax Payable	-169.06
2330 State W/H Tax Payable	-1,948.93
2400 Sales Tax Agency Payable	-9,099.52
2500 401(k) Payable - Edward Jones	-1,877.87
Direct Deposit Payable	0.00
MI FTE Payable	0.00
NEW Chase CC:Justin Chase CC 2405	8,026.94
NEW Chase CC:Michelle Chase CC 2371	-140,634.81
NEW Chase CC:Piper Chase CC (9296)	92,773.14
NEW Chase CC:Rob Chase CC 2389	15,316.59
Out Of Scope Agency Payable	0.00
Payroll Clearing	0.00
QuickBooks Tax Holding Account	-222.55
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$134,571.56**
Net cash provided by operating activities	**$244,455.85**
INVESTING ACTIVITIES	
1450 Display Inventory	-8,985.42
Net cash provided by investing activities	**-$8,985.42**
FINANCING ACTIVITIES	
2800 Share Holder Loan	-5,400.00
2900 Loan Payable - SBA	-3,488.24
3100 Distributions-Shareholder	-31,609.16
3200 Retained earnings	-303,390.84
Net cash provided by financing activities	**-$343,888.24**
NET CASH INCREASE FOR PERIOD	**-$108,417.81**
Cash at beginning of period	**$230,843.94**
CASH AT END OF PERIOD	**$122,426.13**

LINDEN KITCHEN & BATH INC

Statement of Changes in Stockholders' Equity

For the Years Ended December 31, 2025 and December 31, 2024

(Amounts in USD — Accrual Basis)

Account	2025 ($)	2024 ($)	Change ($)
Opening Balance of Stockholders' Equity	**(97,379.32)**	**(11,801.29)**	**(85,578.03)**
Net Income for the Period	379,027.41	217,812.81	161,214.60
Capital Stock (No Change)	0.00	0.00	0.00
Stock Redeemed / Treasury Stock (No Change)	0.00	0.00	0.00
Shareholder Distributions – Cash	(31,609.16)	(183,390.84)	151,781.68
Shareholder Distributions – Reclassified through Retained Earnings (1)	(303,390.84)	(120,000.00)	(183,390.84)
Stock-Based Compensation	—	—	—
Other Comprehensive Income / Loss	—	—	—
Closing Balance of Stockholders' Equity	**(53,351.91)**	**(97,379.32)**	**44,027.41**

NOTES & ASSUMPTIONS

(1) Distributions Reclassified through Retained Earnings – QuickBooks presents a portion of shareholder distributions as a charge to Retained Earnings at year-end close. 2025: $303,390.84 per CFS Financing ('3200 Retained earnings'). 2024: $120,000.00 per CFS Financing ('3200 Retained earnings'). These represent the prior-year cumulative distribution balance rolled through Retained Earnings upon close.

(2) Net Income – Sourced from accrual-basis P&L and confirmed against Balance Sheet and CFS: $379,027.41 (2025) and $217,812.81 (2024). All source statements agree exactly.

(3) Shareholder Distributions – Cash – Per CFS Financing Activities: $31,609.16 (2025) and $183,390.84 (2024), representing actual cash distributions paid during each period.

(4) Capital Stock & Stock Redeemed – Capital Stock of $500.00 and Stock Redeemed of ($29,500.00) are unchanged in both periods. No shares issued or repurchased. Period activity presented as nil.

(5) 2024 Opening Balance – Derived by reversing all 2024 equity activity from the 2024 closing balance: ($97,379.32) – NI ($217,812.81) + Cash Dist ($183,390.84) + RE Dist ($120,000.00) = ($11,801.29). Crosscheck: ($11,801.29) + $217,812.81 – $183,390.84 – $120,000.00 = ($97,379.32) ✓.

(6) Stock-Based Compensation & Other Comprehensive Income/Loss – Not disclosed in source financials. Presented as nil.

(7) Source Data – Accrual-basis Balance Sheet (Dec 31, 2025 & 2024), P&L (Jan–Dec 2025 & 2024), and Cash Flow Statements (Jan–Dec 2025 & 2024) for Linden Kitchen & Bath Inc.

Linden Kitchen and Bath Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2025 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Linden Kitchen and Bath Inc. (the "Company") is a corporation organized under the laws of Michigan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.